磷酸铁锂技术转让合作合同

甲方：大连新阳高科技发展有限公司

乙方：黄家贵技术团队（黄家贵身份证号：110101195407194055）

为使黄家贵技术团队磷酸铁锂项目尽快实现产业化运作，甲乙双方经友好协商，本着平等合作、互利互惠的原则，就磷酸铁项目合作达成如下合作协议：

一、　合作内容：

以黄家贵为主的技术团队，拥有磷酸铁锂项目的生产工艺和技术；大连新阳高科技发展有限公司拥有厂房、设备、资金等优势，为发挥各自优势，实现技术研发与市场运营的良好对接，双方同意就磷酸铁锂项目开展合作。

二、　合作时间、方式和条件

1、　双方商定，合同从 2009 年 3 月 5 日生效，乙方在甲方配合下，全力完成磷酸铁锂产品的试生产（试生产实施方案另定），试生产品经检测合格后，乙方继续提供一年时间的技术服务和支持。

2、　双方商定，甲方付给乙方技术转让费 1780 万元人民币。合同签定后甲方支付 20%，中试产品下线经自检达标后付 35%；产品经国家有关部门检测合格和用户认可后再付 30%；余额在市场对接形成订单后全部结清。

3、　双方合作期间，甲方每月继续支付乙方技术团队生活补贴 1.5 万元。

4、　试生产开始后，由甲方负责确定安排技术人员，乙方负责培训。

5、　乙方技术团队在甲方工作期间，由甲方提供食、住等生活条件，费用由甲方承担。

6、　乙方技术人员因此项工作来往大连、北京的差旅费，由甲方负责报销。

三、　项目成果归属

磷酸铁锂项目试生产检测合格后，磷酸铁锂项目成果权归属甲方，由甲方申报办理高科技研发项目和专利等。

四、　双方权利和义务

1、　乙方应按项目方案计划按时完成进度。

2、　乙方应配合甲方作好技术咨询及在开拓业务过程中提供技术支持。

五、　保密条款

1、　凡涉及由甲乙双方提供与项目、资金、项目计划书等有关的所有材料，均属保密内容。

2、　凡未经双方书面同意向第三方提供保密内容的行为均属泄密。

六、　其他

1、甲、乙双方在执行本合同时发生争议，可通过友好协商解决。

2、本合同未尽事宜，双方可签定补充协议，与本合同具有同等法律效力。

3、本合同一式二份，双方各执一份，双方签字盖章生效。



甲方：大连新世高科技发展有限公司

代表人：

时间：2009 年 3 月 5 日

乙方：黄家贵技术团队

代表人：汪海峰 黄家贵

时间：2009 年 3 月 5 日